

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Gordon A. Wilson
President and Chief Executive Officer
Travelport Worldwide Limited
300 Galleria Parkway
Atlanta, GA 30339

> **Re: Travelport Worldwide Limited**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed August 18, 2014**
> **File No. 333-196506**

Dear Mr. Wilson:

We have reviewed your response to our letter dated July 25, 2014 and have the following additional comment.

Recent Developments, page 13

1. We note your disclosure of recent developments, including the sale of substantially all of your shares of Orbitz Worldwide, various debt for equity exchanges, and a planned debt refinancing. Please tell us what consideration you have given to providing pro forma financial information reflecting these transactions. Refer to Rule 11-01(a)(8) of Regulation S-X.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Joshua N. Korff, Esq.
        Kirkland & Ellis LLP